ROTATE BLACK, INC.
932 SPRING STREET
PETOSKY, MICHIGAN  49770

Via Edgar Correspondence

July 1, 2010

H. Christopher Owings, Assistant Direction
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Comment Letter dated April 8, 2010
Form 10-K for the Fiscal Year Ended June 30, 2009,
Filed October 13, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009,
Filed November 17, 2009
Form 10-Q for the Fiscal Quarter December 31, 2009
File No. 333-44315

Dear Mr. Owings:

       This is to confirm that pursuant to the conversation Robert W. Errett had with our attorney, James R. Stern, an additional 10-business day extension will be provided to respond to your letter of April 8, 2010.  The reason for the extension is a major transaction that Rotate Black anticipates closing next week, which will need to be disclosed in the Exchange Act reports. In accordance therewith, our response will be filed by July 16, 2010.

Thank you for your consideration of this matter.

Very truly yours,

Rotate Black, Inc.

By:	/s/ John Paulsen